Exhibit 99.2

Trip.com Group Limited

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: TCOM and HKEX: 9961)

Notice of Annual General Meeting

to be held on December 21, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Trip.com Group Limited (the “Company”) will be held at Building 16, 968 Jin Zhong Road, Shanghai, People’s Republic of China on December 21, 2021 at 9 a.m. (Hong Kong time), for the purposes to consider and, if thought fit, pass and approve each of the following resolutions:

1.	as a special resolution, THAT the Chinese name “ 攜程集團有限公司 ” be adopted as the dual foreign name of the Company; and

2.

as a special resolution, THAT the Company’s Second Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached hereto as Exhibit B (the “Amended M&AA”).

For additional information on certain proposed amendments to the Current M&AA in response to, among others, additional requirements by The Stock Exchange of Hong Kong Limited, please see Exhibit A attached hereto.

SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on November 16, 2021, Hong Kong time, as the record date (the “Shares Record Date”) of our ordinary shares with a par value of US$0.00125 each (the “Shares”). Holders of record of the Company’s Shares (as of the Shares Record Date are entitled to attend and vote at the AGM and at any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on November 16, 2021, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Shares represented by their ADSs must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

ATTENDING THE AGM

Holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Holders of ADSs may attend, but may not vote, at the AGM.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her voting rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), which are incorporated by reference into and made a part of this notice for further details and instructions.

Holders of record of the Company’s Shares on the Company’s Register of Members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m., Hong Kong time, on December 19, 2021 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, being not less than 48 hours before the time for holding the AGM, to ensure your representation at the AGM, and The Bank of New York Mellon must receive your voting instructions by no later than 10:00 a.m., New York time, on December 13, 2021 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at https://investors.trip.com, the HKEX’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By Order of the Board,
Trip.com Group Limited

/s/ James Jianzhang Liang
James Jianzhang Liang
Executive Chairman of the Board

Executive Office:	Registered Office:
968 Jin Zhong Road, Changning District,	Maples Corporate Services Limited
Shanghai, 200335	PO Box 309, Ugland House, Grand Cayman
People’s Republic of China	KY1-1104, Cayman Islands

Hong Kong, November 15, 2021

Exhibit A

Additional information on certain of the proposed amendments to the Current M&AA

PROPOSED AMENDMENTS TO THE ARTICLES

The following amendments to the Current M&AA are proposed to reflect, among others, certain enhanced shareholder rights, as disclosed in the Company’s prospectus registered in Hong Kong and dated April 8, 2021:

	Current Articles	Proposed Amendments

Article 1:	—	“Communication Facilities” means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other.

“electronic communication” means electronic posting to the main corporate/ investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed with the Securities and Futures Commission by the Company or which has otherwise been notified to Members, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.

“electronic” shall have the meaning given to it in the Electronic Transactions Act.

“Present” shall mean, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

(a) physically present at the meeting; or

(b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

“Virtual Meeting” means any general meeting of the Members (or any meeting of the holders of any class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

Any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication.

Article 21:	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class Present may demand a poll.

Article 49(a):	(a) The Company shall, if required by the Law, in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning.	(a) The Company shall, if required by the Law or for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning.

Article 50(b):	(b) A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company as at that date carries the right of voting at general meetings of the Company.	(b) A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company, for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, as at that date carries the right of voting at general meetings of the Company.

Article 51:	At least 7 days’ notice shall be given for any general meeting…	(i) At least 14 days’ notice, for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise at least 7 days’ notice, shall be given for any general meeting. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting…

Article 53:	For all purposes the quorum for a general meeting shall be two Members present in person or by proxy or corporate representative provided always that if the Company has only one member of record the quorum shall be that one member present in person or by proxy; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding voting shares in the capital of the Company…	For all purposes the quorum for a general meeting shall be two Members present in person or by proxy or corporate representative provided always that if the Company has only one member of record the quorum shall be that one member present in person or by proxy. One or more Members holding Shares which represent, in aggregate, (i) not less than ten per cent. of the votes attaching to all issued and outstanding Shares, for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise not~~; provided, however, that in no case shall such quorum be~~ less than 33 1/3% of the issue and outstanding voting Shares in the capital of the Company…

Article 54:	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.	The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Article 56:	If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.	If a quorum is not Present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not Present within half an hour from the time appointed for the meeting, the Members Present shall be a quorum.

Article 57:	The person chairing the meeting, if any, of the Board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.	The person chairing the meeting, if any, of the Board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be Present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors Present shall elect one of their number to be Chairman of the meeting.

Article 57A:	—	The chairman of any general meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a) the chairman shall be deemed to be Present at the meeting; and

(b) if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other Persons attending and participating at the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

Article 58:	If no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be Chairman of the meeting.	If no Director is willing to act as Chairman or if no Director is Present within fifteen minutes after the time appointed for holding the meeting, the Members Present shall choose one of their number to be Chairman of the meeting.

Article 59:	The Chairman may, with the consent of a meeting at which a quorum is present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; otherwise it shall not be necessary to give any such notice.	The Chairman may, with the consent of a meeting at which a quorum is Present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; otherwise it shall not be necessary to give any such notice.

Article 60:	A resolution put to the vote of the meeting shall be decided on a show of hands unless before or on the declaration of the result of, the show of hands, the Chairman demands a poll, or any other Member or Members collectively present in person or by proxy and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.	A resolution put to the vote of the meeting shall be decided on a show of hands unless before or on the declaration of the result of, the show of hands, the Chairman demands a poll, or any other Member or Members collectively Present and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

Article 66:	Except as otherwise required by law or as set forth herein, the holder of each Share issued and outstanding shall have one vote for each Share held by such holder.	Except as otherwise required by law or as set forth herein (including, for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, applicable rules under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (unless otherwise waived)), the holder of each Share issued and outstanding shall have one vote for each Share held by such holder.

Article 69:	No Member shall be entitled to vote at any general meeting unless he is registered as a Member of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.	No Member shall be entitled to vote at any general meeting unless he is registered as a Member of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid. Where any Member is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

Article 80:	There shall be a Board of Directors (the “Board”) consisting of not more than nine (9) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board. Three (3) Directors (each, a “Founder Director”) shall be appointed by the Company’s founders consisting of James Jiangzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan (collectively, the “Founders”), subject to the approval of a majority of the Independent Directors (as such term is defined under applicable NASDAQ marketplace rules)…	There shall be a Board of Directors (the “Board”) consisting of not more than nine (9) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board. Three (3) Directors (each, a “Founder Director”) shall be appointed by the Company’s founders consisting of James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan (collectively, the “Founders”), subject to the approval of a majority of the Independent Directors (as such term is defined under applicable NASDAQ marketplace rules)…

Article 120:	A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.	A Director of the Company who is Present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Article 151:	—	Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

For all holders of Shares and ADSs of the Company

Please note that the date of the AGM is December 21, 2021. All shareholders as at the Shares Record Date will be entitled to vote on the resolutions proposed at the AGM, even if they cease to be shareholders within the Closed Record Period. New shareholders after the Shares Record Date will not be entitled to vote on the resolutions proposed at the AGM. Please see our announcement dated November 2, 2021 on the Shares Record Date and the ADS Record Date for the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote the underlying Shares represented by the ADSs.

Exhibit B

Third Amended and Restated Memorandum of Association and Articles of Association

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

Trip.com Group Limited

攜 程 集 團 有 限 公 司

(as adopted by a special resolution passed on             , 2021)

1.	The name of the Company is Trip.com Group Limited 攜程集團有限公司.

2.

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.

The authorised share capital of the Company is US$1,750,000 divided into 1,400,000,000 ordinary shares of a nominal or par value of US$0.00125 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6.

The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.

Capitalised terms that are not defined in this Third Amended and Restated Memorandum of Association bear the same meaning as those given in the Third Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

Trip.com Group Limited

攜 程 集 團 有 限 公 司

(as adopted by a special resolution passed on , 2021)

1.	In these Articles Table A in the Schedule to the Law does not apply and, unless there is something in the subject or context inconsistent therewith,

“Articles” means these Articles as originally framed or as from time to time altered by Special Resolution.

“Auditors” means the persons for the time being performing the duties of auditors of the Company (if any).

“Board” means the Board of the Directors as defined in Article 80.

“the Chairman” shall mean the Chairman presiding at any meeting of members or of the Board.

“Communication Facilities” means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other.

“Company” means Trip.com Group Limited.

“debenture” means debenture stock, mortgages, bonds and any other such securities of the Company whether constituting a charge on the assets of the Company or not.

“Directors” means the directors for the time being of the Company.

“dividend” includes interim bonuses.

“electronic communication” means electronic posting to the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed with the Securities and Futures Commission by the Company or which has otherwise been notified to Members, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.

“electronic” shall have the meaning given to it in the Electronic Transactions Act.

“Electronic Record” has the same meaning as in the Electronic Transactions Act (As Revised).

“the Law” shall mean the Companies Act (As Revised) of the Cayman Islands and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore.

“Member” shall bear the same meaning as in the Law.

“Memorandum” means the memorandum of association of the Company as originally framed or as from time to time altered by Special Resolution.

“month” means calendar month.

“Ordinary Resolution” means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“paid up” means paid up and/or credited as paid up.

“Present” shall mean, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

(a)	physically present at the meeting; or

(b)

in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

“principal register” shall mean the register of members of the Company maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Register of Members” means the register maintained in accordance with the Law and includes (except where otherwise stated) any duplicate Register of Members.

“Registered Office” means the registered office for the time being of the Company. “Seal” means the common seal of the Company and includes every duplicate seal.

“Secretary” includes an Assistant Secretary and any person appointed to perform the duties of Secretary of the Company.

“Share” and “Shares” means a share or shares in the Company and includes a fraction of a share.

“Share Premium Account” means the account of the Company which the Company is required by the Law to maintain, to which all premiums over nominal or par value received by the Company in respect of issues of Shares from time to time are credited.

“Special Resolution” has the same meaning as in the Law, and includes a unanimous written resolution.

“Virtual Meeting” means any general meeting of the Members (or any meeting of the holders of any class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record.

Any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication.

Words importing the singular number include the plural number and vice versa.

Words importing the masculine gender include the feminine gender.

Words importing persons include corporations.

References to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time.

Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

Headings are inserted for reference only and shall be ignored in construing these Articles.

2.	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

3.	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

SHARE CAPITAL

4.	The authorised share capital of the Company is US$1,750,000 divided into 1,400,000,000 ordinary shares of a nominal or par value of US$0.00125 each.

ISSUE OF SHARES

5.

Subject to the relevant provisions, if any, in the Memorandum and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares of the Company (including fractions of a Share) with or without preferred, deferred or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. The Company shall not issue Shares in bearer form.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

6.

The Company shall maintain a register of its Members and every person whose name is entered as a Member in the register of Members shall be entitled without payment to receive within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his Shares or several certificates each for one or more of his Shares upon payment of fifty cents (US$0.50) for every certificate after the first or such less sum as the Directors shall from time to time determine provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a Share to one of the several joint holders shall be sufficient delivery to all such holders.

7.

The Board shall cause to be kept at such place within or outside the Cayman Islands as they deem fit a principal register of the Members and there shall be entered therein the particulars of the Members and the Shares issued to each of them and other particulars required under the Law of the Cayman Islands.

8.

If the Board considers it necessary or appropriate, the Company may establish and maintain a branch register or registers of Members at such location or locations within or outside the Cayman Islands as the Board thinks fit. The principal register and the branch register(s) shall together be treated as the register for the purposes of these Articles.

9.

The Board may, in its absolute discretion, at any time transfer any Share upon the principal register to any branch register or any Share on any branch register to the principal register or any other branch register.

10.

The Company shall as soon as practicable and on a regular basis record in the principal register all transfers of Shares effected on any branch register and shall at all times maintain the principal register in such manner to show at all times the Members for the time being and the Shares respectively held by them, in all respects in accordance with the Law.

11.

The register may be closed at such times and for such periods as the Board may from time to time determine, either generally or in respect of any class of Shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

12.

Every certificate for Shares or debentures or representing any other form of security of the Company shall be issued under the seal of the Company, which shall only be affixed with the authority of the Board.

13.

Every Share certificate shall specify the number of Shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

14.

The Company shall not be bound to register more than four persons as joint holders of any Share. If any Shares shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the Share.

15.

If a Share certificate is defaced, lost or destroyed, it may be replaced on payment of such reasonable fee, if any, as the Board may from time to time prescribe and on such terms and conditions, if any, as to publication of notices, evidence and indemnity, as the Board thinks fit and where it is defaced or worn out, after delivery up of the old certificate to the Company for cancellation.

TRANSFER OF SHARES

16.

The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor and the transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the register in respect thereof.

17.

The Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

18.

The registration of transfers may be suspended at such time and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than forty five days in any year.

REDEEMABLE SHARES

19.	(a)	Subject to the provisions of the Law and the Memorandum, Shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the Shares, may by Special Resolution determine.
	(b)	Subject to the provisions of the Law and the Memorandum, the Company may purchase its own Shares (including fractions of a Share), including any redeemable Shares, provided that the manner of purchase has first been authorised by the Company in a general meeting and may make payment therefor in any manner authorised by the Law, including out of capital.

VARIATION OF RIGHTS OF SHARES

20.

If at any time the Share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound-up and except where these Articles or the Law impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied with the consent in writing of the holders of 75% of the issued Shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Shares of that class.

21.

The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class Present may demand a poll.

22.

For purposes of this provision any particular issue of Shares not carrying the same rights (whether as to rate of dividend, redemption or otherwise) as any other Shares of the time being in issue, shall be deemed to constitute a separate class of Shares. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

COMMISSION ON SALE OF SHARES

23.

The Company may in so far as the Law from time to time permits pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also on any issue of Shares pay such brokerage as may be lawful.

NOTICES OF RECORD DATE

24.	In the event that the Company shall propose at any time:

(a)

to declare any dividend or distribution upon its Shares, whether in cash, property, Shares or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(b)	to offer for subscription pro rata to the holders of any class or series of its Shares any additional shares of Shares of any class or series or other rights;

(c)	to effect any reclassification or recapitalisation of its Shares outstanding involving a change in the Shares; or

(d)	to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up:

(i)

at least 20 days’ prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Shares shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (c) and (d) above; and

(ii)

in the case of the matters referred to in (c) and (d) above, at least 20 days’ prior written notice of the date when the same shall take place (and specifying the date on which the holders of Shares shall be entitled to exchange their Shares for securities or other property deliverable upon the occurrence of such event).

NON-RECOGNITION OF TRUSTS

25.

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future, or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Law) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

26.

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

27.

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen days after notice has been given to the holder of the Shares or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

28.

To give effect to any such sale, the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

29.

The net proceeds of such sale after payment of such costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue, shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

30. (a)

The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether on account of the nominal value of the Shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be made payable by instalments.

(b)	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

(c)	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

31.

If a sum called in respect of a Share is not paid before or on a day appointed for payment thereof, the persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest either wholly or in part.

32.

Any sum which by the terms of issue of a Share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the Share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

33.	The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

34. (a)

The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any Shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) seven per cent per annum, as may be agreed upon between the Directors and the Member paying such sum in advance.

(b)

No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

35.	(a)	If a Member fails to pay any call or instalment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, instalment or payment remains unpaid, give notice requiring payment of any part of the call, instalment or payment that is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non payment at or before the time appointed the Shares in respect of which such notice was given will be liable to be forfeited.

	(b)	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited Share and not actually paid before the forfeiture.

	(c)	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors see fit.

36.

A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the Shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the Shares.

37.

A certificate in writing under the hand of one Director or the Secretary of the Company that a Share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

38.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

39.

The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letter of administration, certificate of death or marriage, power of attorney, or other instrument.

TRANSMISSION OF SHARES

40.

In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the Shares, but nothing herein contained shall release the estate of any such deceased holder from any liability in respect of any Shares which had been held by him solely or jointly with other persons.

41. (a)	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the Share or to make such transfer of the Share to such other person nominated by him as the deceased or bankrupt person could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before his death or bankruptcy as the case may be.

(b)	If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

42.

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided, however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENT OF MEMORANDUM OF ASSOCIATION,

ALTERATION OF CAPITAL & CHANGE OF LOCATION OF

REGISTERED OFFICE

43. (a)	The Company may by Ordinary Resolution:

(i)	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(ii)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(iii)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum of Association or into Shares without par value;

(iv)	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(b)

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

(c)	Subject to the provisions of the Statue and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(i)	change its name;

(ii)	alter or add to these Articles;

(iii)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and reduce its share capital and any capital redemption reserve fund.

44.	Subject to the provisions of the Law, the Company may by resolution of the Directors change the location of its Registered Office.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

45.

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Directors of the Company may provide that the register of Members shall be closed for transfers for a stated period but not to exceed in any case forty days. If the register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members, such register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of Members.

46.

In lieu of or apart from closing the register of Members, the Directors may fix in advance a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members and for the purpose of determining the Members entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend fix a subsequent date as the record date for such determination.

47.

If the register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETING

48.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

49. (a)

The Company shall, if required by the Law, or for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning.

(b)	At these meetings the report of the Directors (if any) shall be presented.

(c)	The Company may hold an annual general meeting but shall not (unless required by Law)

be obliged to hold an annual general meeting.

50. (a)	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company, for as long as the Shares Remain listed on The Stock Exchange of Hong Kong Limited, as at that date carries the right of voting at general meetings of the Company.

(c)

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If the Directors do not within twenty one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said twenty-one days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

51.

(i) At least 14 days’ notice, for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise at least seven days’ notice shall be given for any general meeting. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent in par value of the Shares giving that right.

52.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

53.

For all purposes the quorum for a general meeting shall be two Members Present provided always that if the Company has only one member of record the quorum shall be that one member Present. One or more Members holding Shares which represent, in aggregate, (i) not less than ten per cent of the votes attaching to all issued and outstanding Shares, for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise not less than 33 1⁄3% of the issued and outstanding voting Shares in the capital of the Company. No business (except the appointment of a Chairman of the meeting) shall be transacted at any general meeting unless the requisite quorum shall be Present at the commencement of the business.

54.

The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

55.

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

56.

If a quorum is not Present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not Present within half an hour from the time appointed for the meeting, the Members Present shall be a quorum.

57.

The person chairing the meeting, if any, of the Board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be Present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors Present shall elect one of their number to be Chairman of the meeting.

57A.	The chairman of any general meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a)	the chairman shall be deemed to be Present at the meeting; and

(b)

if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other Persons attending and participating at the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

58.

If no Director is willing to act as Chairman or if no Director is Present within fifteen minutes after the time appointed for holding the meeting, the Members Present shall choose one of their number to be Chairman of the meeting.

59.

The Chairman may, with the consent of a meeting at which a quorum is Present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; otherwise it shall not be necessary to give any such notice.

60.

A resolution put to the vote of the meeting shall be decided on a show of hands unless before or on the declaration of the result of, the show of hands, the Chairman demands a poll, or any other Member or Members collectively Present and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

61.

Unless a poll is duly demanded a declaration by the Chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

62.	The demand for a poll may be withdrawn.

63.

Unless a poll is duly demanded, on the election of a Chairman or on a question of adjournment, a poll shall be taken as the Chairman directs and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

64.	In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman shall be entitled to a second or casting vote.

65.

A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

VOTES OF MEMBERS

66.

Except as otherwise required by law or as set forth herein (including, for as long as the Shares remain listed on The Stock Exchange of Hong Kong Limited, applicable rules under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (unless otherwise waived)), the holder of each Share issued and outstanding shall have one vote for each Share held by such holder.

67.

In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members.

68.

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other persons may vote by proxy.

69.

No Member shall be entitled to vote at any general meeting unless he is registered as a Member of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid. Where any Member is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

70.

No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the general meeting whose decision shall be final and conclusive.

71.	On a poll or on a show of hands votes may be given either personally or by proxy.

PROXIES

72.

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised for that purpose. A proxy need not be a Member of the Company.

73.

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)

in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; and

(c)

where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

74.

The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

75.

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

76.

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its Directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

77.

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

CORPORATE REPRESENTATIVES

78.

Any corporation which is a Member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of members of any class of Shares of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which be represents as that corporation could exercise if it were an individual member of the Company and where a corporation is so represented, it shall be treated as being present at any meeting in person.

CLEARING HOUSES

79.

If a clearing house (or its nominee) is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of Shares specified in such authorisation.

DIRECTORS

80.

There shall be a Board of Directors (the “Board”) consisting of not more than nine (9) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board. Three (3) Directors (each, a “Founder Director”) shall be appointed by the Company’s founders consisting of James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan (collectively, the “Founders”), subject to the approval of a majority of the Independent Directors (as such term is defined under applicable NASDAQ marketplace rules). One (1) Director shall be the then current Chief Executive Officer of the Company. The remaining Directors (each, an “Ordinary Director”) shall be elected or appointed by the Board in accordance with Article 83 or by the Members at general meeting. The Members may by Ordinary Resolution appoint any person to be an Ordinary Director, and may in like manner remove any Ordinary Director and appoint another person in his place.

81.	[Intentionally omitted.]

82.	Subject to Article 117, each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified pursuant to Article 80.

83.

Newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the Directors then in office even though less than a quorum, or by a sole remaining director. In the event of any increase or decrease in the authorized number of Directors, each Director then serving as such shall nevertheless continue as a Director until the expiration of his or her current term or his or her death, retirement, removal or resignation. In the event of a vacancy in the Board, the remaining Directors may exercise the powers of the full Board until the vacancy is filled. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent Director.

84.

The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

85.

The Directors may by resolution award special remuneration to any Director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

86.

A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

87.

A Director or alternate Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

88.	A shareholding qualification for Directors may not be fixed by the Company in general meeting.

89.

The Company shall keep at its Registered Office a register of Directors and officers containing their names and addresses and occupations and other particulars required by the Law and shall send to the Registrar of Companies of the Cayman Islands a copy of such register and shall from time to time notify to the Registrar of Companies of the Cayman Islands any change that takes place in relation to such Directors and officers as required by Law.

ALTERNATE DIRECTORS

90.

A Director who expects to be unable to attend Directors’ Meetings because of absence, illness or otherwise may appoint any person to be an alternate Director to act in his stead and such appointee whilst he holds office as an alternate Director shall, in the event of absence therefrom of his appointor, be entitled to attend meetings of the Directors and to vote thereat and to do, in the place and stead of his appointor, any other act or thing which his appointor is permitted or required to do by virtue of his being a Director as if the alternate Director were the appointor, other than appointment of an alternate to himself, and he shall ipso facto vacate office if and when his appointor ceases to be a Director or removes the appointee from office. Any appointment or removal under this Article shall be effected by notice in writing under the hand of the Director making the same.

91.	The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

92.

An alternate Director shall be entitled to receive and waive (in lieu of his appointor) notices of meetings of the Directors and shall be entitled to attend and vote as a Director and be counted in the quorum at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative and he need not use all his votes or cast all the votes to uses in the same way. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this Article shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

93.

An alternate Director shall be entitled to contract and be interested in and benefit from contracts, arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

94.

In addition to the foregoing provisions of this Article, a Director may be represented at any meeting of the Board (or of any committee of the Board) by a proxy appointed by him, is which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director. A proxy need not himself be a Director and the provisions of Articles 72 to 77 shall apply mutatis mutandis to the appointment of proxies by Directors save that an instrument appointing a proxy shall not become invalid after the expiration of twelve months from its date of execution but shall remain valid for such period as the instrument shall provide or, if no such provision is made in the instrument, until revoked in writing and save also that a Director may appoint any number of proxies although only one such proxy may attend in his stead at meetings of the Board).

POWERS AND DUTIES OF DIRECTORS

95.

The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may pay all expenses incurred in promoting, registering and setting up the Company, and may exercise all such powers of the Company as are not, from time to time by the Law, or by these Articles, or such regulations, being not inconsistent with the aforesaid, as may be prescribed by the Company in general meeting required to be exercised by the Company in general meeting, provided, however, that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

96.

The Directors may from time to time and at any time by powers of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorneys as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

97.

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

98.	The Directors shall cause minutes to be made in books provided for the purpose:

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors (including those represented thereat by an alternate or by proxy) present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

99.

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

100.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

MANAGEMENT

101.	(a)

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

(b)

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards or any managers or agents and may fix their remuneration.

(c)

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

(d)	Any such delegates as aforesaid may be authorised by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested in them.

INTERESTED DIRECTORS

102.

No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship, thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company.

103.

Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the members for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors; deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or is about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

104.

A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

105.

No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid provided however that the name of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon.

106.

A general notice or disclosure to the Directors or otherwise contained in the minutes of a Meeting or a written resolution of the Directors or any committee thereof that a Director or alternate Director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under Article 105 and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

MANAGING DIRECTORS

107.

The Directors may, from time to time, appoint one or more of their body (but not an alternate Director) to the office of Managing Director for such term and at such remuneration (whether by way of salary, or commission, or participation in profits, or partly in one way and partly in another) as they may think fit but his appointment shall be subject to determination ipso facto if he ceases for any cause to be a Director and no alternate Director appointed by him can act in his stead as a Director or Managing Director.

108.

The Directors may entrust to and confer upon a Managing Director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS

109.

Except as otherwise provided by these Articles, the Directors shall meet together for the despatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appointor be present at such meeting. In case of an equality of votes, the Chairman shall have a second or casting vote.

110.

A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time summon a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held and, provided, however, if notice is given in person, by cable, telex or telecopy the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organisation as the case may be. The provisions of Article 51 shall apply mutatis mutandis with respect to notices of meetings of Directors.

111.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be two, a Director and his appointed alternate Director being considered only one person for this purpose, provided always that if there shall at any time be only a sole Director the quorum shall be one. For the purposes of this Article an alternate Director or proxy appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

112.

The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors or of summoning a general meeting of the Company, but for no other purpose.

113.

The Directors may elect a Chairman of their Board and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

114.

The Directors may delegate any of their powers to committees consisting of such member or members of the Board of Directors (including Alternate Directors in the absence of their appointors) as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

115.

A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

116.

All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

Members of the Board of Directors or of any committee thereof may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (an alternate Director being entitled to sign such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

VACATION OF OFFICE OF DIRECTOR

117.	The office of a Director shall be vacated:

(a)	if he gives notice in writing to the Company that he resigns the office of Director; or

(b)

if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the Board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

(c)	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	if he is found to be or becomes of unsound mind.

APPOINTMENT AND REMOVAL OF DIRECTORS

118.	The Directors of the Company may only be appointed as provided in Articles 80 and 83.

119.	A Director of the Company shall only be removed by the Members who nominated and elected him.

PRESUMPTION OF ASSENT

120.

A Director of the Company who is Present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

SEAL

121.	(a)

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

(b)

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the Common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

(c)

A Director or officer, representative or attorney may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

OFFICERS

122.

The Company may have a President, a Secretary or Secretary Treasurer appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time prescribe.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

123.

Subject to the Law, the Directors may from time to time declare dividends (including interim dividends) and distributions on Shares of the Company outstanding and authorise payment of the same out of the funds of the Company lawfully available therefor.

124.

The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

125.	No dividend or distribution shall be payable except out of the profits of the Company, realised or unrealised, or out of the Share Premium Account or as otherwise permitted by the Law.

126.

Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of Shares they shall be declared and paid according to the amounts paid or credited as paid on the Shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with these Articles but no amount paid or credited as paid on a Share in advance of calls shall be treated for the purpose of this Article as paid on the Share.

127.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

128.

The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up Shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

129.

Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

130.	No dividend or distribution shall bear interest against the Company.

RECORD DATES

131.

Notwithstanding any other provisions of these Articles of the Company or the Law, the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

CAPITALISATION

132.

The Company may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

BOOKS OF ACCOUNT

133.	The Directors shall cause proper books of account to be kept with respect to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place;

(b)	all sales and purchases of goods by the Company; and

(c)	the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

134.

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Law or authorised by the Directors or by the Company in general meeting.

135.

The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

ANNUAL RETURNS AND FILINGS

136.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Law.

AUDIT

137.	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

138.

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

139.

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

NOTICES

140.

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by post, cable, telex, fax or e-mail to him or to his address as shown in the register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail.

141.	(a)

Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted.

(b)

Where a notice is sent by cable, telex, or fax, service of the notice shall be deemed to be effected by properly addressing, and sending such notice and shall be deemed to have been received on the same day that it was transmitted.

(c)

Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

142.

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

143.	Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)

every person shown as a Member in the register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of Members; and

(b)

every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

144.

No Member shall be entitled to require discovery of or any information in respect of any detail of the Company’s trading or any which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

145.

The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the register of Members and transfer books of the Company.

WINDING UP

146.

Subject to Article 127, if the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Law, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

INDEMNITY

147.

Every Director or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own wilful neglect or default. No such Director or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the wilful neglect or default of such Director or officer.

FINANCIAL YEAR

148.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and shall begin on January 1st in each year.

AMENDMENTS OF ARTICLES

149.

Subject to the Law and to any quorum, voting or procedural requirements expressly imposed by these Articles in regard to the variation of rights attached to a specific class of Shares of the Company, the Company may at any time and from time to time by Special Resolution change the name of the Company or alter or amend these Articles or the Company’s Memorandum of Association, in whole or in part.

TRANSFER BY WAY OF CONTINUATION

150.

If the Company is exempted as defined in the Law, it shall, subject to the provisions of the Law and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

EXCLUSIVE FORUM

151.

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.